VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 19, 2026

RE:X1 Capital Inc.

Rule 17g-1 Filing of Fidelity Bond

Dear Sir or Madam:

On behalf of X1 Capital Inc. (the “Fund”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following:

1.Copy of the fidelity bond covering the Fund;

2.A Certificate of the Board of the Fund containing the resolutions of the Board of Trustees approving the amount, type, form and coverage of the fidelity bond; and

3.Premiums have been paid for the period beginning May 1, 2026 through April 30, 2027.

If you have any questions about this filing, please contact the undersigned at 713-614-7755.

Sincerely,

/s/ James Hickey

James Hickey

CEO & Chairman

X1 Capital Inc.

CERTIFICATE OF THE BOARD OF THE FUND

The undersigned, James Hickey, CEO and Chairman of X1 Capital Inc. (the “Fund”), a Maryland Corporation, does hereby certify that:

1.This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.The undersigned is the duly elected, qualified and CEO and Chairman of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond.

4.Premiums have been paid for the period beginning May 1, 2026 through April 30, 2027.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 19th day of March 2026.

/s/ James Hickey

James Hickey

CEO & Chairman

X1 Capital Inc.

EXHIBIT A

Approval of Fidelity Bond

RESOLVED, that the Fund shall be named as an insured under a fidelity bond having an aggregate coverage as presented to and/or discussed with the Board, issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

RESOLVED, that the fidelity bond in the amount and form presented at the Meeting be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of Trustees, including the amount of the bond, the expected value of the assets of the Fund to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund ‘s portfolio; and

RESOLVED, that the CEO of the Fund be and hereby is designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.